Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169535

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SUPPLEMENT NO. 3 DATED JUNE 3, 2013
TO THE PROSPECTUS DATED MAY 1, 2013
This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income Strategy (Daily NAV), Inc. dated May 1, 2013, Supplement No. 1 dated May 2, 2013 and Supplement No. 2 dated May 15, 2013. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Real Estate Income Strategy (Daily NAV), Inc.;
(2)	the net asset value (“NAV”) per share on each business day for the month of May 2013; and
(3)	information regarding the share redemption limit.
Status of Our Public Offering
The registration statement for our initial public offering of $4,000,000,000 in shares of common stock was declared effective by the Securities and Exchange Commission on December 6, 2011. Of this amount, we are offering $3,500,000,000 in shares in a primary offering and $500,000,000 in shares pursuant to our distribution reinvestment plan. During the month of May 2013, we accepted investors’ subscriptions for, and issued, approximately 295,157 shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $4.8 million. As of May 31, 2013, we had accepted investors’ subscriptions for, and issued, approximately 2.2 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $35.6 million. We have special escrow provisions for residents of Pennsylvania which have not been satisfied as of May 31, 2013; therefore, we have not accepted subscriptions from residents of Pennsylvania.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
NAV per Share
The following is a list of the NAV per share on each business day for the month of May 2013:

Date	NAV Per Share	Date	NAV Per Share
May 1, 2013	$16.36	May 16, 2013	$16.36
May 2, 2013	$16.36	May 17, 2013	$16.36
May 3, 2013	$16.38	May 20, 2013	$16.35
May 6, 2013	$16.37	May 21, 2013	$16.35
May 7, 2013	$16.37	May 22, 2013	$16.49
May 8, 2013	$16.37	May 23, 2013	$16.49
May 9, 2013	$16.36	May 24, 2013	$16.49
May 10, 2013	$16.36	May 28, 2013	$16.48
May 13, 2013	$16.36	May 29, 2013	$16.48
May 14, 2013	$16.36	May 30, 2013	$16.50
May 15, 2013	$16.36	May 31, 2013	$16.50
This NAV per share is the price at which we sold our shares pursuant to purchase orders, and would have redeemed shares pursuant to redemption requests, on the business day specified. Purchases and redemptions will be made in accordance with our policies as set forth in the registration statement and prospectus to which this prospectus supplement relates. Our NAV per share is posted daily on our website at https://www.colecapital.com/cole-income-nav-strategy/daily-nav.

Please refer to “Valuation Policies” in the current prospectus, as supplemented, for important information about how NAV is determined. Our NAV per share, which is updated daily, along with our registration statement, prospectus, and prospectus supplements are available on our website at https://www.colecapital.com/cole-income-nav-strategy/reit-overview.
Redemption Limit
As disclosed on our website, as of March 28, 2013, our NAV was $28,762,632. As of April 1, 2013, the redemption limit for the quarter ending June 30, 2013 was 10% of our NAV as of March 28, 2013.  Given that sales of our common stock have exceeded redemption requests quarter to date, the redemption limit as of May 31, 2013 has not been reduced below 10% of our NAV as of March 28, 2013.
Neither the United States Securities and Exchange Commission nor any state securities commission has determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

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